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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

                                (Amendment No. 1)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               DELPHI CORPORATION
                                (Name of Issuer)

                                   ----------

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   ----------

                                    247126105
                                 (CUSIP NUMBER)

                                   ----------

                              David Aufhauser, Esq.
                                     UBS AG
                                 299 Park Avenue
                            New York, New York 10171
                                  212-821-3000
       (Name, address and telephone number of person authorized to receive notices and communications)

                                   ----------

                                  July 17, 2007
             (Date of Event That Requires Filing of this Statement)

                                   ----------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1 Names and I.R.S. Identification Nos. of Reporting Persons

UBS AG (for the benefit and on behalf of UBS Investment Bank, Wealth Management USA, and Global Wealth Management and Business Banking business groups of UBS
AG)

*    See item 5

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2    Check the Appropriate Box if a Member of a Group

     a [X] (1)
     b [X] (2)

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3    SEC USE ONLY

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4    Source of Funds

     BK,  AF, WC

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5    Check box if disclosure of legal proceedings is required pursuant to Item
     2(d) or 2(e)                                                            [ ]

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6    Citizenship or Place of Organization

     Switzerland

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                       7.   Sole Voting Power: 4,419,294

                       ---------------------------------------------------------
      Number of        8.   Shared Voting Power: 0
 Shares Beneficially
    Owned by Each      ---------------------------------------------------------
   Reporting Person    9.   Sole Dispositive Power: 4,419,294
        With:
                       ---------------------------------------------------------
                       10.  Shared Dispositive Power: 0

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11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,419,294(1)
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12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
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13   Percent of Class Represented by Amount in Row (11)

     0.79%(1)
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14   Type of Reporting Person

     BK
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(1)  Box (a) is checked with respect to the relationship of the Reporting
     Person and the other New Investors described in Item 4. As a result of the proposal and related agreements described in Item 4, the Reporting Person may be deemed to be the beneficial owner of shares of the Issuer's Common Stock beneficially owned by the New Investors described in Item 4. Based on information provided to the Reporting Person or in Schedules 13D filed by the other New Investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated and its related entities beneficially own 1,475,701 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and Goldman Sachs & Co. and its related entities beneficially own 20,219,188 shares. The total percentage of the outstanding shares of Common Stock beneficially owned by all of the New Investors and their related entities is approximately 23.31%.

(2)  Box (b) is checked with respect to the relationship of the Reporting
     Person and the Additional Investors described in Item 4. As a result of the arrangements in the Additional Investor Agreement described in Item 4, the Reporting Person may be deemed a member of a "group" within the meaning of
     Section 13(d) of the Securities Exchange Act of 1934, as amended, with the Additional Investors under the Additional Investor Agreement. The Reporting Person, however, expressly disclaims membership in any group with the Additional Investors as a result of the Additional Investor Agreement.

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Item 1. Security and Issuer

This Amendment No. 1 (this "Amendment") to the Schedule 13D (the "Initial
Schedule 13D") initially filed on December 18, 2006 by the Reporting Person relates to the common stock, $0.01 par value per share (the "Common Stock"), of Delphi Corporation, a Delaware corporation (the "Issuer"), and is being filed to amend the Initial Schedule 13D as specifically set forth below.

Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Person. The Reporting Person expressly disclaims any liability for any such information and for any other information provided in this Amendment that does not expressly pertain to the Reporting Person.

The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 4 is hereby amended by adding the following:

Termination of Prior Agreements

On July 7, 2007, the Issuer delivered to the Reporting Person and the other Investors certain notices of termination of the Investment Agreement and the Plan Framework Support Agreement. Certain of the Investors continued to engage in discussions with the Issuer regarding a possible restructured investment in the Issuer in connection with the Issuer's reorganization, including many elements similar to those contained in the Investment Agreement and the Plan Framework Support Agreement.

New Proposal Letter

On July 17, 2007, ADAH, UBS Securities LLC, Del-Auto, Merrill, Goldman Sachs & Co. ("GS") and Pardus DPH Holding LLC ("Pardus DPH") (an affiliate of Pardus Special Opportunities Master Fund L.P. ("Pardus")) delivered to the Issuer a proposal, which the Issuer accepted (subject to bankruptcy court approval), for a potential investment of up to $2.55 billion in the aggregate in preferred and common equity of the reorganized Issuer and a proposed reorganization framework for the Issuer (the "New Proposal"). Each of ADAH, UBS Securities LLC, Del-Auto, Merrill, GS and Pardus DPH are referred to herein as the "New Investors." Each of UBS Securities LLC, Del-Auto, Merrill, GS and Pardus DPH are referred to herein as the "Co-Investors." A copy of the New Proposal is attached hereto as
Exhibit I.

According to the New Proposal, the New Investors would enter into an Equity Purchase and Commitment Agreement (the "New Investment Agreement") providing for the potential equity investment. The New Proposal will terminate if, on or before August 16, 2007, (x) the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") does not issue an order reasonably satisfactory to the New Investors approving and authorizing the Issuer to enter into the New Investment Agreement and certain other matters, (y) the Issuer has not entered into the New Investment Agreement or (z) any of the New Investors determines in its sole discretion that any of the conditions contained in the New Investment Agreement are incapable of being satisfied or that any of the New Investors is entitled to exercise a termination right under the New Investment Agreement.

Equity Investment

Under the terms of the New Investment Agreement, on the terms and subject to the conditions of the New Investment Agreement, the New Investors would purchase an aggregate of $800 million of convertible preferred stock and approximately $175 million of common stock in the reorganized Issuer as follows: (i) each New Investor would purchase for $38.39 per share, each New Investor's proportionate share of 4,558,479 shares of the reorganized Issuer's new common stock (the "New Direct Subscription Shares");

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(ii) each Co-Investor would purchase for $38.39 per share, each Co-Investor's proportionate share of the reorganized Issuer's new Series B Senior Convertible Preferred Stock (the "New Series B Preferred Stock"); and (iii) ADAH would purchase for $31.28 per share, 12,787,724 shares of the reorganized Issuer's new Series A-1 Senior Convertible Preferred Stock (the "New Series A-1 Preferred Stock"). The number of New Direct Subscription Shares and New Series B Preferred Stock to be purchased by each New Investor is set forth on Schedule 2 to the New Investment Agreement.

Additionally, on the terms and subject to the conditions of the New Investment Agreement, the New Investors would purchase any unsubscribed shares ("New Unsubscribed Shares") of the reorganized Issuer's new common stock in connection with an approximately $1.6 billion rights offering (the "Rights Offering") that would be made available to holders of Common Stock as of a record date to be determined by the Issuer. In accordance with the New Investment Agreement, the Issuer would distribute certain rights to holders of Common Stock to acquire new common stock of the reorganized Issuer subject to the effectiveness of a registration statement to be filed with the U.S. Securities and Exchange Commission, approval of the Bankruptcy Court and satisfaction of other terms and conditions. The rights, which would be transferable by the original eligible holders, would permit holders to purchase their pro rata share of new common stock of the reorganized Issuer at $38.39 per share.

Altogether, the New Investors could invest up to an aggregate of $2.55 billion in the reorganized Issuer. The New Investment Agreement is subject to satisfaction and waiver of numerous conditions and the non-exercise by either the Issuer or the New Investors of certain termination rights, all of which are more fully described in the New Investment Agreement.

The New Investors would be entitled to payment of certain commitment fees and an alternate transaction fee, and ADAH would be entitled to an arrangement fee, in amounts, at the times and under the circumstances set forth in the New Investment Agreement.

Plan of Reorganization Framework

Exhibit B attached to the New Investment Agreement further outlines the Issuer's proposed framework for a plan of reorganization, which includes distributions to be made to creditors and stockholders, the treatment of GM's claims, and the corporate governance of the reorganized Issuer.

Corporate Governance Structure

As contemplated by the New Investment Agreement, the reorganized Issuer would be governed by a nine (9) member board of directors including an executive chairman and the Issuer's CEO. Subject to certain conditions, six of the nine directors would be required to be independent of the reorganized Issuer under applicable exchange rules and independent of the New Investors.

A five (5) member selection committee would have certain approval rights with respect to the reorganized Issuer's initial Board of Directors. The selection committee would consist of John D. Opie, the Issuer's board of directors' lead independent director, a representative of each of the Issuer's two statutory committees, a representative from Appaloosa and a representative from the Co-Investors (other than UBS Securities LLC, Merrill and GS). ADAH, through its proposed New Series A-1 Preferred Stock ownership, would have certain veto rights regarding extraordinary corporate actions such as change of control transactions and acquisitions or investments in excess of $250 million in any twelve (12) month period.

Executive compensation for the reorganized company would be on market terms, as reasonably satisfactory to ADAH. The overall executive compensation plan design would be described in the Issuer's disclosure statement and incorporated into the plan of reorganization.

New Investor Letter Agreement

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On July 18, 2007, Appaloosa, UBS Securities LLC, Harbinger, Merrill, GS and
Pardus entered into a letter agreement (the "Letter Agreement") governing the relationships among them. A copy of the Letter Agreement is attached hereto as Exhibit J.

The parties to the Letter Agreement have agreed, subject to certain exceptions, to certain transfer restrictions on claims and interests in any of the Debtors (as defined in the New Investment Agreement). Additionally, the Letter Agreement sets forth certain obligations of the parties to the Letter Agreement with respect to supporting the transactions contemplated by the New Investment Agreement on the terms and subject to the conditions contained in the Letter Agreement.

Additional Investor Agreement

On July 23, 2007, ADAH, Del-Auto, Merrill and UBS Securities LLC (collectively, the "Initial Investors") and certain third party additional investors (the "Additional Investors") entered into an agreement (the "Additional Investor Agreement"), pursuant to which, on the terms and conditions contained therein, the Initial Investors committed to sell and the Additional Investors committed to buy a portion of any New Direct Subscription Shares and New Unsubscribed Shares from Initial Investors pursuant to the New Investment Agreement. The aggregate maximum amount of New Direct Subscription Shares and New Unsubscribed Shares that may be sold pursuant to the Additional Investor Agreement would be approximately 16,801,235 assuming that the New Investors are required to purchase all the shares of Common Stock pursuant to the Rights Offering. Further, the Additional Investor Agreement provides that the Initial Investors will share with the Additional Investors a portion of any Standby Commitment Fee and/or Alternate Transaction Fee (as such terms are defined in the New Investment Agreement) received by the Initial Investors. Additionally, on July 23, 2007, the Initial Investors entered into an agreement (the "Agreement Among Initial Investors") pursuant to which the Initial Investors allocated as among themselves the obligations to sell shares and transfer fees pursuant to the Additional Investor Agreement. Copies of the Additional Investor Agreement and the Agreement Among Initial Investors are attached hereto as Exhibits K and L, respectively.

Except as described in this Item 4 or otherwise described in this Statement, the Reporting Person currently has no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through
(j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the New Investment Agreement, the Reporting Person reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of any confidentiality agreements), the Reporting Person (and its affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions and (iii) to distribute, or cause to distribute, in kind to stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by the Reporting Person.

This Amendment is not a solicitation for votes on the Issuer's plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer's plan of reorganization.

Item 5. Interest in Securities of the Issuer

(a)-(b) This filing reflects shares beneficially owned by UBS Investment Bank, Wealth Management USA and Global Wealth Management and Business Banking business groups of UBS AG (the "Business Groups"), through the following entities through those Business Groups:

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UBS AG London Branch
UBS Portfolio LLC
UBS AG Frankfurt
UBS Ltd
UBS Warburg Private Clients Ltd
UBS AG Tokyo branch
UBS AG (Switzerland)
UBS Warburg Securities (Pty) Ltd (South Africa)
UBS International Ltd
UBS Warburg Securities Ltd
Banco UBS Warburg S.A
UBS Warburg Corretora de Cambio e Valores
Mobiliarios S.A.
UBS Warburg Trading S.A.
UBS Bunting Warburg Inc
UBS Capital Americas Investments III, Ltd.
UBS Capital II LLC
UBS Capital LLC
UBS AG Brazil
UBS Limited
UBS Capital Americas Investments II Ltd
SBC Equity Partners AG
UBS Capital Asia Pacific Ltd
UBS Capital Holdings LLC
UBS Capital Jersey Ltd
UBS Capital BV
UBS (USA) Inc
UBS Warburg AG (Frankfurt)
UBS Securities Australia Ltd
UBS Securities (Japan) Ltd
UBS Securities LLC
UBS Securities New Zealand Limited
UBS New Zealand Limited
UBS AG Australia Branch
UBS Capital Markets LP
UBS Capital Latin America LDC
UBS Securities France SA
UBS AG Canada Branch
UBS Cayman Ltd.
PaineWebber Capital Inc
Paine Webber International Inc
UBS Fiduciary Trust Company
UBS Financial Services Incorporated of Puerto Rico
UBS Americas Inc
UBS Financial Services Inc.
SRM LP

(c) - There has been no trading in the Common Stock that is considered reportable within the past sixty days.

(d) - The Reporting Person has sole voting and dispositive power over all of the shares reported above.

(e) - Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

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The disclosure set forth in Item 4 hereof is incorporated herein by reference.

Concurrent with the delivery of the New Proposal, Appaloosa, UBS Securities LLC, Harbinger, Merrill, Pardus and GS entered into an agreement regarding the allocation of certain potential liabilities in connection with the New Investment Agreement. A copy of such agreement is attached hereto as Exhibit M.

                                      * * *

Other than as described in this Statement, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.                               Description
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
     I        Proposal Letter (attaching form of Equity Purchase and Commitment
              Agreement and related exhibits) dated July 18, 2007.

     J        Letter Agreement, dated July 18, 2007, from Appaloosa Management
              L.P. to Harbinger Capital Partners Master Fund I, Ltd., Merrill
              Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC,
              Goldman Sachs & Co. and Pardus Special Opportunities Master Fund
              L.P.

     K        Additional Investor Agreement, dated as of July 23, 2007, among
              A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment
              Company, Ltd., UBS Securities LLC, Merrill Lynch, Pierce, Fenner &
              Smith Incorporated and certain additional investors.

     L Agreement Among Initial Investors, dated as of July 23, 2007, among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment
              Company, Ltd., UBS Securities LLC and Merrill Lynch, Pierce,
              Fenner & Smith Incorporated.

     M Contribution and Reimbursement Agreement, dated July 18, 2007, among Appaloosa Management L.P., Harbinger Capital Partners Master
              Fund I, Ltd., Harbinger Capital Partners Special Situations Fund,
              L.P., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, UBS
              Securities LLC, Goldman Sachs & Co. and Pardus Special
              Opportunities Master Fund L.P.

                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        UBS AG


                                        By: /s/ David Kelly
                                            ------------------------------------
                                            Managing Director


                                        By: /s/ Edward Buscemi
                                            ------------------------------------
                                            Executive Director

Date: July 25, 2007